

February 27, 2014

Via E-mail
Thomas A. Aldrich, Esq.
Thompson Hine LLP
3900 Key Center, 127 Public Square
Cleveland, OH 44114

      **Re:**    **National Interstate Corporation**
              **Schedule 14D-9**
              **Filed February 19, 2014**
              **File No. 005-80324**

Dear Mr. Aldrich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

**Schedule 14D-9**

Item 2.(b), page 1

1.     We note the paragraph in this section disclaiming responsibility for the accuracy and completeness of certain information. Please note that you are responsible for the accuracy and completeness of disclosure included in your filing. Accordingly, please delete the statements disclaiming responsibility.

Item 3, page 1

2.     We note you have referred security holders to other filings relating to this Item. Please tell us why you have not included the substantive disclosure in the document disseminated to security holders. Refer to general instruction D to Schedule 14D-9. In this respect, please tell us why you believe the current disclosure not to be incomplete.

<u>Item 4.</u>

<u>Solicitation or Recommendation, page 2</u>

3.      In your disclosure of the recommendation in this section, please prominently disclose that the recommendation was reached by vote in favor of 6 out of the 10 directors of National's board of directors.  Please further highlight the fact that of these 6 directors voting in favor of the recommendation, at least 5 are or have been affiliates of the purchaser, GAIC.

<u>Background of the Offer, pages 3-7</u>

4.      Please advise us supplementally as to the significance of the events you describe in this section relating to a proxy contest between February and May of 2013.  These events do not appear to be immediately relevant to the offer on which you are making a recommendation in the filing.

5.      We note your disclosure for February 7, 2014.  Revise to disclose why the board of directors voted against forming a special committee and why Mr. Schiavone abstained from the vote to instruct management to identify a financial advisor.  Similarly, in the entry for February 10, 2014, explain why Mr. Schiavone and both Mr. Spachmans abstained from the vote to retain Duff & Phelps.

6.      We note your disclosure that on February 14, 2014, Mr. Alan Spachman, a director of the company, requested that independent directors be authorized to retain their own independent legal and financial advisors, and that counsel for the company indicated such a request "could be premature at the time of the request, and no further action was taken." Please clarify this disclosure and explain in further detail the reasons for denying the request by Mr. Spachman.  Please specifically address why the request was premature when, in regard to the tender offer by GAIC, the board was already conflicted and had been conflicted for some time prior to the request.

7.      Please revise the first February 17, 2014 entry to describe the "additional financial information" provided by Purchaser to the company and provide us supplementally with a copy of such information.

8.      Please provide us supplementally with the presentation from Duff & Phelps made on February 17, 2014.

9.      Please disclose whether any of your directors shared the Duff & Phelps presentation, or its substance, with the bidders or whether any of your directors used the substance of that presentation in assisting the bidders determine the amount of the price increase to the original offer price.

10.     Please revise this section to clarify each time you refer to an individual with functions at both the bidder and the company the capacity in which he acted.  We note, for example, that it appears Mr. Consolino was acting both as your director at meetings of the board and as the bidders' representative in presenting certain bidder information to the company board.

11.     We note that Duff & Phelps declined to provide an opinion with respect to the Amended Offer Price because it would need to conduct further due diligence and because the opinion would be outside the scope of its engagement letter.  Revise your disclosure to state whether the company offered any assistance to Duff & Phelps in overcoming those obstacles.  Did the company offer to amend the engagement letter and make available additional due diligence information?  We may have further comment.

Reasons for the Recommendation

12.     We note your disclosure that this section includes a number of factors that security holders could consider positive or negative "among others."  Please be sure to include all material reasons for your neutral position.

Potentially Positive Factors, pages 7-8

13.     Please tell us, with a view toward revised disclosure, how the reference to the bidders' Amended Offer Price as their best and final offer is a positive factor.

14.     With respect to the second bullet point, please tell us, with a view toward revised disclosure, whether the board conducted, or asked Duff & Phelps to conduct, an analysis of the original offer price to the historical prices of your stock over a longer period than 30 trading days.

15.     We note disclosure in Alan Spachman's Schedule 14D-9 addressing certain changes to the company's reserve policies and attributing those changes to decisions made by the bidders.  Please revise your disclosure here and in the "Background" section to describe the policy changes and who decided to make the changes, their possible effect on the market price of your shares and your consideration of these changes in reaching your decision to remain neutral as to the offer by the bidders.

Potentially Negative Factors, pages 8-9

16.     Refer to the second bullet point.  The opinion from Duff & Phelps referred to the original offer price, while your recommendation relates to the Amended Offer Price: how did the board consider the opinion in reaching the decision to remain neutral as to the Amended Offer Price?

17.     Revise the fourth bullet point to describe how the bidders' "financial interest in acquiring the shares for the lowest market clearing price that is satisfactory to meet the minimum

tender condition may potentially be adverse to the financial interest of the Company's other shareholders who choose not to tender."

18.     Please clarify that because the minimum tender condition can be waived, it is possible that shareholders not tendering shares may not receive value for their shares equal to the offer price.

19.     Refer to the last bullet point on page 8.  We note you disclose that some directors "may" believe that the Amended Offer Price is inadequate.  Please clarify supplementally, with a view toward revised disclosure, whether the directors you are referring to stated their position on this point more definitely.

20.     We note you list as a negative factor that the recommendation of neutrality was not made by a committee of disinterested directors.  We also note that disclosure indicating that certain of your directors requested the formation of a special committee of independent directors to consider the offer.  Please disclose in greater detail the consideration you gave to the formation of a special committee of independent directors and disclose the specific reasons why you rejected the proposal relating to such a committee.

21.     On a related note, revise the first bullet point on page 9 to describe the significance of the facts described there.

22.     Revise the second bullet point on page 9 to describe how the form of consideration may not be tax efficient to some of your security holders.

Opinion of Duff & Phelps, pages 9-11

23.     We note that Duff & Phelps relied on your five-year financial projections when conducting its analyses and preparing its opinion.  Please revise your description to disclose the financial projections used.

24.     On a related note, describe the analyses conducted by Duff & Phelps in arriving at its opinion.  We may have further comment.

25.     Please expand disclosure to discuss the role that the Duff & Phelps opinion played in the board's decision to stay neutral, especially in light of the fact it deemed the offer unfair.  In this regard, we note that on February 17, 2014, Duff & Phelps gave a presentation to the board concerning its opinion and its process in preparing that opinion.  If any specific items were discussed during this presentation that informed your decision to remain neutral, please disclose and discuss this information.

26.     We note your disclosure that the Duff & Phelps opinion "merely states whether the consideration offered in the offer, including the Initial offer Price, is within a range suggested by certain financial analyses."  Please disclose the range you refer to in this sentence.

<u>Item 5, page 11</u>

27.     We note your disclosure on page 2 of the filing that you engaged Duff & Phelps, an
        "independent financial advisor," to express its opinion on the fairness of the offer.  Please
        define the term independent as used in this context.  Please also ensure that you disclose
        if you or your affiliates had any pre-existing relationship with Duff & Phelps in this
        section and if so, disclose the nature of that relationship.

<u>Potential Payments to Named Executive Officers in Connection with the Tender Offer, page 14</u>

28.     Please disclose in this section the amount that each of your executive officers and
        directors would receive for tendering all shares that they currently own in the offer.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require.  Since the company is in possession of all
facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures
it has made.

        In responding to our comments, please provide a written statement from the company
person acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to Austin Stephenson at (202) 551-3192 or me at (202) 551-
3619.  Please send all correspondence to us at the following ZIP code: 20549-3628.

                                                        Sincerely,

                                                        /s/ Daniel F. Duchovny
                                                        Daniel F. Duchovny
                                                        Special Counsel
                                                        Office of Mergers and Acquisitions